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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K

    (Mark One)

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended December 31, 2002

                                      OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to __________


                        Commission file number 0-2208


   A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

              The Southwest Bank 401(k) Retirement Savings Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         MARSHALL & ILSLEY CORPORATION
                            770 North Water Street
                           Milwaukee, Wisconsin 53202

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Financial Statement and Exhibits
--------------------------------

  (a)    Financial Statements:

         The Southwest Bank 401(k) Retirement Savings Plan
         -------------------------------------------------
         Report of Independent Auditors.
         Statements of Net Assets Available for Plan Benefits
            as of December 31, 2002 and 2001, respectively.
         Statements of Changes in Net Assets Available for Plan Benefits
            for the Years Ended December 31, 2002 and 2001, respectively. Notes to Financial Statements.


  (b)    Exhibits:

         23   Consent of Independent Public Accountants - Ernst & Young LLP.
         99   Certification of Plan Administrator pursuant to 18 U.S.C
              Section 1350.

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Financial Statements

Southwest Bank 401(k) Retirement Savings Plan
Years Ended December 31, 2002 and 2001

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                              Southwest Bank
                      401(k) Retirement Savings Plan

                           Financial Statements

                  Years Ended December 31, 2002 and 2001



                             Contents

Report of Independent Auditors......................................1

Financial Statements

Statements of Net Assets Available for Benefits.....................2
Statements of Changes in Net Assets Available for Benefits..........3
Notes to Financial Statements.......................................4

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                        Report of Independent Auditors


The Trustees
Southwest Bank
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Southwest Bank 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP

May 2, 2003

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                              Southwest Bank
                      401(k) Retirement Savings Plan

             Statements of Net Assets Available for Benefits

                                                           December 31,
                                                   --------------------------
                                                       2002          2001
                                                   ------------  ------------
Assets
------
Investments, at fair value:
   Registered investment companies                 $     --      $   743,262
   Mutual funds                                          --        1,070,750
   Common stock                                          --       10,875,614
                                                   ------------  ------------
Total investments                                        --       12,689,626

Receivables:
   Employer's contribution                               --           18,962
   Participants' contribution                            --           54,786
   Dividend receivable                                   --           36,259
                                                   ------------  ------------
                                                         --          110,007
                                                   ------------  ------------
Net assets available for benefits                  $     --      $12,799,633
                                                   ============  ============

See accompanying notes.

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                              Southwest Bank
                      401(k) Retirement Savings Plan

        Statements of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31,
                                                   --------------------------
                                                       2002          2001
                                                   ------------  ------------
Additions:
   Interest income                                 $    60,980   $    35,300
   Dividend income                                     137,551       168,958
   Net realized and unrealized appreciation
      in fair value of investments                   2,733,430     2,531,967

   Contributions:
      Employer                                         241,176       195,093
      Participants                                     823,619       667,012
                                                   ------------  ------------
   Total contributions                               1,064,795       862,105
                                                   ------------  ------------
Total additions                                      3,996,756     3,598,330

Deductions:
   Benefits paid to participants                     1,117,595       400,636
                                                   ------------  ------------
Net increase prior to asset transfer                 2,879,161     3,197,694

Transfer of plan assets to
   Marshall & Ilsley Retirement Program            (15,678,794)          --
                                                   ------------  ------------
Net (decrease) increase in net assets
   available for benefits                          (12,799,633)    3,197,694
Net assets available for benefits
   at beginning of year                             12,799,633     9,601,939
                                                   ------------  ------------
Net assets available for benefits
   at end of year                                  $       --    $12,799,633
                                                   ============  ============

See accompanying notes.

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                              Southwest Bank
                      401(k) Retirement Savings Plan

                       Notes to Financial Statements

                             December 31, 2002

1. Description of the Plan
--------------------------
The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plan's provisions.


General
-------
The Plan is a defined contribution plan established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc.
(MVBI), which was acquired by Marshall & Ilsley Corporation (MI) in June 2002, and was amended most recently effective December 31, 2002.

The Plan is a defined contribution plan covering all employees of the Company and electing affiliates who have reached age 21 and have completed one year of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 30, 2002, MI elected to merge the Plan into the MI Retirement Program, effective December 31, 2002. All employees who were actively employed on September 30, 2002 were fully vested in their account balances.


Contributions
-------------
Effective January 1, 2002, employees may elect to contribute any percentage of their pretax compensation. Prior to January 1, 2002, employees could elect to contribute up to 18% of their pretax compensation. The Company matches 50% of employees' contributions up to a maximum of 5% of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 2002 or 2001.

All contributions are subject to applicable limitations.

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1. Description of the Plan (continued)
--------------------------------------


Participant Accounts
--------------------
Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


Vesting
-------
Participants are immediately vested in their voluntary contributions and the related earnings thereon. As of January 1, 2002, vesting in the remainder of their accounts is based on years of continuous service, with participants being 100% vested after three years of service. Prior to January 1, 2002, vesting in the remainder of their accounts was based on years of continuous service, with participants being 50% vested after three years of service, 75% vested after four years, and 100% vested after five years of service. As of December 31, 2002, all participants were 100% vested.


Participant Withdrawals and Distributions
-----------------------------------------
Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 59 1/2 or sooner if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (Code) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to roll over the vested account value to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.


Forfeitures
-----------
Forfeitures are used to reduce employer matching contributions. Forfeitures of $5,466 and $17,351 were used to reduce contributions during the years ended December 31, 2002 and 2001, respectively.

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1. Description of the Plan (continued)
--------------------------------------

Plan Administration
-------------------
The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.


Investment Options
------------------
During 2002, a participant may direct investment of employer and employee contributions in any whole percent increments in any of seven investment options, including shares of common stock of MVBI until September 30, 2002 and shares of MI stock thereafter. During 2001, a participant may direct investment of employer and employee contributions in 5% increments in any of five investment options, including shares of common stock of MVBI. A participant has the opportunity to change his or her investment directions daily.


2. Summary of Accounting Policies
---------------------------------

Basis of Accounting
-------------------
The financial statements of the Plan are presented on the accrual basis of accounting.


Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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2. Summary of Accounting Policies (continued)
---------------------------------------------

Payment of Benefits
-------------------
Benefits are recorded when paid.


Investment Valuation and Income Recognition
-------------------------------------------
The Plan's investments are stated at fair value. The shares of registered investment companies and money market funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Shares of common stock are valued at the closing bid price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


3. Investments
--------------
The following table presents investments at fair value. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified.

                                                           December 31,
                                                   --------------------------
                                                       2002          2001
                                                   ------------  ------------
Investment in registered investment companies:
   Janus Government Money Market Fund              $     --      $   647,581*
   Oppenheimer Strategic Growth Fund                     --           90,391
   Janus Fund                                            --          837,580*
   Janus Worldwide Fund                                  --          142,779
   Janus Money Market Account                            --           95,681

Common stock:
   Mississippi Valley Bancshares, Inc. Common Stock      --       10,875,614*
                                                   ------------  ------------
                                                   $     --      $12,689,626
                                                   ============  ============

*Represents 5% or more of Plan's net assets available for benefits.

--------------------------
The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     Year Ended December 31,
                                                   --------------------------
                                                       2002          2001
                                                   ------------  ------------
Registered investment companies                    $  (404,723)  $  (196,813)
Common stock                                         3,138,153     2,728,780
                                                   ------------  ------------
                                                   $ 2,733,430   $ 2,531,967
                                                   ============  ============

Dividends paid on common stock were $137,292 and $168,958 for the years ended December 31, 2002 and 2001, respectively.


4. Income Tax Status
--------------------
The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been since amended, and no request for a determination letter has been made. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

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                                SIGNATURES


The Plan
--------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    The Southwest Bank 401(k)
                                    Retirement Savings Plan

                                    /s/ Dennis R. Salentine
                                    ____________________________________________

                                    Dennis R. Salentine
                                    Vice President, Corporate Benefits
                                    Manager of the Marshall & Ilsley Corporation and Plan Administrator

Date: June 27, 2003